Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis
Annual Audited Consolidated Financial Statements for the
Year ended
December 31, 2005

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principals. The audited consolidated financial statements and notes thereto have been reviewed by the Company’s Auditor. The following discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at April 30, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games. The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=i nclude&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2005, 2004 and 2003 is shown in the following table:

	2005	2004	2003
Revenue	$11,578,978	$1,980,918	$490,764

Interest Income	142,340	3,046	1,997

Income (Loss) before other items	1,159,286	(3,595,278)	(2,905,375)

Gain/(loss) per common share before other items *	* 0.01	* (0.05)	* (0.06)

Fully diluted gain/(loss) per common share before other items *	* 0.01	n/a	n/a

Net gain/(loss)	1,088,741	(5,346,512)	(2,008,775)

Net gain/(loss) per common share *	* 0.01	* (0.08)	* (0.04)

Fully diluted net gain/(loss) per common share *	* 0.01	n/a	n/a

Total Assets	12,819,608	2,582,847	661,035

Long term financial obligations	22,818	43,094	39,692

Cash dividends	Nil	Nil	Nil

* Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods( Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2005, 2004 & 2003.

•	Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the Black-Scholes option pricing model.

•	As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $ 297,075 in 2004.

•	Certain prior year amounts have been restated to be comparative to the current year’s presentation.

For the twelve month period ended December 31, 2005, the Company has recorded Revenue of $11,578,978 (2004:$1,980,918) reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income increased to $142,340 (2004:$3,046) due to higher cash balances in the bank. The Income before other items of $1,159,286 as compared to a loss in 2004 of $(3,595,278) and the gain/(loss) per common share before other items on a fully diluted basis was $0.01 (2004:$(0.04)) and on a non-diluted basis was $0.01 (2004:$(0.05)) occurred as a result the Company’s increased revenues. The Company’s expenses totalled $10,562,032 (2004:$5,579,242) mainly due to the Company incurring advertising and promotion expenses of $5,229,260 (2004:$1,236,938), transaction fees of $814,964 (2004:$Nil), Amortization of $382,655 (2004:$168,108), Bank charges, interest and foreign exchange of $172,915 (2004 $(17,840)). The increased net income of $1,088,741 (2004:$(5,346,512)) and the net gain/(loss) per common share on a fully diluted basis of $0.01 (2004:$(0.06)) and on a non-diluted basis of $0.01 (2004:$(0.08)) is attributable to the gain on the settlement of a lawsuit of $97,382 (2004:$(240,400)), the purchase back of net revenue sharing of $Nil (2004:$(1,429,522)) and the gain/(loss) on sale of investments was $Nil (2004:$(42,011)). The Company wrote down the value of marketable securities by $(167,927) (2004:$(39,301)). Total assets of $12,819,608 (2004:$2,582,847) is comprised of cash and term deposits of $8,408,620 (2004:$Nil) which is attributable to the proceeds received from the Brokered Offering which closed on May 13, 2005, marketable securities of $379,236 (2004:$383); accounts receivable of $1,801,274 (2004:$1,198,731); due from related parties of $4,740 (2004:$376,087); prepaids and security deposits of $27,499 (2004:$102,899) and equipment and software development of $2,198,239 (2004:$904,747). The Company has long term obligations for hardware equipment of $22,818 (2004:$ 43,094).

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future. The weighted average number of common shares was 84,337,774 as compared to 58,428,307 for the same period in 2004 as compared to 42,579,518 for the same period in 2003.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts and operates the Company’s Gaming Software to the general public. Action is the owner and operator of the URLs www.tigergaming.com, www.actionpoker.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators. For a list of all licensees, please visit www.lvfh.com. Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to retain and increase its customer base.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid by the Company. The Company and Action have no further obligations whatsoever to Atlantis.

During the year, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement. Even though Management of the Company was of the opinion that the lawsuit was frivolous and of no merit, nevertheless, Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement. Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company had agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000, which were payable as follows:

(a)	Four equal instalments of US$25,000 until November 2, 2005;

(b)	Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)	A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 would have been reached.

On May 6, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the year ended December 31, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

The Company is not presently a party to any legal proceedings whatsoever.

Pursuant to a Loan Agreement, the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan would have been paid. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 were made up to October, 2004. On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

The Company’s Canadian Operation currently employs 39 people (December 31, 2005: 36) consisting of staff and management.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”). APG Cyprus, is fully operational in Cyprus and currently employs 35 people (December 31, 2005: 30) and (3) APG Enterprises, an Armenian corporation (“APG Armenia”). APG Armenia currently employs 12 people (December 31, 2005: 11) and is providing technical and administrative support to APG Cyprus. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company which, has been dormant and as a result, is currently being dissolved. In addition, the Company caused to dissolve two inactive Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp.

At the Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor. The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia); (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized share capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value. As a result and during the third quarter period ended September 30, 2005, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued by the Company to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

During the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

For the year ended December 31, 2005, the Company recorded revenue of $11,578,978 as compared to $1,980,918 for the same period in 2004, reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $142,340 as compared to $3,046 during the same period in 2004, reflecting an increase in cash balances in the bank mainly attributable to proceeds received from the Brokered Offering which closed on May 13, 2005. The gain before other items was $1,159,286 compared to a loss of $(3,595,278) for the same period in 2004 which occurred as a result of the Company’s increased revenues. The Company’s expenses increased to $10,562,032 reflecting an increase in the level of the Company’s activities, as compared to $5,579,242 for the same period in 2004. Items which contributed to an increase in operating expenses during the year ended December 31, 2005, were as follows; • Advertising and promotion expenses were $5,229,260 as compared to $1,236,938 for the corresponding period in 2004. Increases in Advertising and promotion expenses were mainly due to marketing campaigns that were conducted in order to increase the Company’s revenues; • Amortization was $382,655 as compared to $168,108 for the corresponding period in 2004; • Bank charges, interest and foreign exchange fees were $172,915 as compared to $(17,840) for the corresponding period in 2004. The increase was mainly due to losses incurred as a result of foreign exchange fluctuations; • Commission fees of $28,952 as compared to $Nil for the corresponding period in 2004 were mainly due to the acquisition of Licensees. •Donations were $51,500 as compared to $Nil for the corresponding period in 2004; •Legal, accounting and audit fees were $151,199 as compared to $78,661 for the corresponding period in 2004. The increase was mainly related to the Brokered Offering which closed on May 13, 2005; •License fees were $46,527 as compared to $13,033 for the corresponding period in 2004. The increase consists of costs incurred in respect to the Licensed Online Casino and the Kahnawake Interactive Gaming License; •Management fees were $270,000 as compared to $180,000 for the corresponding period in 2004. The increase was pursuant to the Management Services Agreement which became effective as of July 1, 2005 whereby Kalpakian Bros. is paid $30,000 per month plus G.S.T.; •Office expenses of $325,339 as compared to $126,891 for the corresponding period in 2004 were mainly due to the start-up and ongoing costs and expenses of APG Cyprus and APG Armenia; •Regulatory and transfer agent fees were $38,822 as compared to $10,357 for the corresponding period in 2004. The increase is attributable to increased transfer agent activity in connection with the Brokered Offering; •Rent was $362,410 as compared to $289,269 for the corresponding period in 2004. The increase is due to rent costs incurred on behalf of APG Cyprus and APG Armenia as well as the bandwidth portion of the Company’s Server Park rent; •Shareholder communication expenses were $17,116 as compared to $9,424 for the corresponding period in 2004. This increase was related to the Brokered Offering which required Shareholder approval; •Telephone expense was $54,491 as compared to $24,863 for the corresponding period in 2004 reflecting an increase in the Company’s activities; •Travel, meals and entertainment expenses were $339,973 as compared to $172,233 for the corresponding period in 2004 reflecting an increase in the Company’s activities; and •Transaction fees of $814,964 as compared to $Nil for the corresponding period in 2004 increased significantly due to increased usage of the Company’s gaming software by customers of the Company’s Licensees and users of the Company’s gaming software.

During the year ended December 31, 2005, the Company recognized the amount of $329,399 as stock option compensation expense as compared to $2,323,004 for the fiscal year ended December 31, 2004, (December 31, 2003: $528,457).

During the year ended December 31, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $51,500 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $6,500; (2) the Zajac Ranch for Children as to $5,000. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence; (3) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves; and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families. On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

For the year ended December 31, 2005, the weighted average gain per common share was $0.01 as compared to a loss of $(0.09) per share for the year ended December 31, 2004. and as compared to a loss of $(0.05) per share for the year ended December 31, 2003. Total assets as at December 31, 2005, were $12,819,608 as compared to $2,582,847 for the corresponding period in 2004. The Company has equipment leases with present value of net minimum lease payments of $22,818 as compared to $43,094 for the corresponding period in 2004. A certain portion of the obligation for lease payments has been personally guaranteed by the Company’s President, Jacob H. Kalpakian. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2005, the Company had a net gain of $1,088,741; or $0.01 per common share (weighted average), as compared to a net loss of $(5,346,512); or $(0.09) per common share (weighted average), in the same period of 2004.

During the year ended December 31, 2005, the Company’s weighted average number of common shares was 84,337,774 as compared to 58,428,307 for the same period in 2004.

For the year ended December 31, 2005, the Company had a working capital of $ 8,429,106 as compared to a working capital deficit of $(248,293) in the same period of 2004.

Fourth Quarter, (December 31, 2005)

During the three month [fourth quarter] period ended December 31, 2005, the Company had a net loss of $177,218 or $(0.002) per share as compared to a net loss of $3,461,006 or $(0.05) per share in the same three month [fourth quarter] period ended December 31, 2004. Operating costs increased to $3,571,009 as compared to $3,250,031 for the same period in 2004. Costs relating to advertising and promotion of $2,174,401 contributed mainly to the increase in operating costs as compared to advertising and promotion costs of $772,807 for the same fourth quarter period ended December 31, 2004. Other items which also contributed to the increase in operating costs were travel, meals and entertainment, transaction fees, management fees, commission fees, amortization and office and miscellaneous.

The Company’s fourth quarter revenue for the three month period ended December 31, 2005, was $3,490,035 (2004:$1,073,463) which occurred as a result of increased revenue generated from the Company’s Gaming Software.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

•	General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company. Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues. Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings. The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•	Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

•	Revenues and Dividends: While The Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

•	Investments in Securities: From time to time, the Company has acquired securities for investment purposes. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2005:

For the Quarterly	December 31,	September 30,	June 30,	March 31,
Periods ended	2005	2005	2005	2005
	$
Total Revenues	3,561,718	3,389,665	2,684,624	2,085,311

Income (loss) before other items	(9,291)	515,857	288,391	364,329

Earnings (loss) per common share before other items	(0.00)	0.006	0.003	0.005

Fully diluted earnings (loss) per common share before other items	n/a	0.004	0.003	0.004

Net income (loss) for the period	(177,218)	515,857	385,773	364,329

Basic net earnings (loss) per share	(0.002)	0.006	0.005	0.005

Diluted net earnings (loss) per share	n/a	0.004	0.004	0.004

For the Quarterly	December 31,	September 30,	June 30,	March 31,
Periods ended	2004	2004	2004	2004
	$
Total Revenues	1,073,518	350,688	282,979	276,779

Income (loss) before other items	(2,176,513)	(530,878)	(429,508)	(458,379)

Earnings (loss) per common share before other items	(0.03)	(0.01)	(0.01)	(0.01)

Fully diluted earnings (loss) per common share before other items	n/a	n/a	n/a	n/a

Net income (loss) for the period	(3,461,006)	(558,394)	(862,178)	(464,934)

Basic net earnings (loss) per share	(0.05)	(0.01)	(0.02)	(0.01)

Diluted net earnings (loss) per share	n/a	n/a	n/a	n/a

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the fourth quarter of 2004, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its revenues. In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products. If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months. The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005. As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

For the year ended December 31, 2005, a total of 2,740,500 stock options were exercised at prices ranging from $0.12 to $0.20 per common share for total proceeds to the Company of $463,360. 278,500 stock options expired during the period. A total of 1,825,000 stock options were granted at exercise prices ranging from $0.20 to $0.46 per common share for a total stock option compensation expense of $329,399 for the year ended December 31, 2005.

During the year ended December 31, 2005, the Company issued an aggregate of 8,742,750 share purchase warrants, 2,500,000 of which are exercisable at the price at $0.25 per common share and 6,242,750 are exercisable at the price of $1.00 per common share. During the year ended December 31, 2005, a total of 2,430,000 share purchase warrants were exercised at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

As of December 31, 2005, the Company had $8,408,620 in cash and term deposits as compared to $Nil at December 31, 2004. Marketable securities at December 31, 2005, were $379,236 as compared to $383 at December 31, 2004; Accounts receivable at December 31, 2005, was $1,801,274 as compared to $1,198,731 at December 31, 2004; Prepaids and security deposits at December 31, 2005, were $27,499 as compared to $102,899 at December 31, 2004; Due from related parties at December 31, 2005, was $4,740 as compared to $376,087 at December 31, 2004, Equipment and Software Development at December 31, 2005 was $2,198,239 as compared to $904,747 at December 31, 2004.

As of December 31, 2005, the Company had $Nil with respect to cheques issued in excess of funds on deposit as compared to $20,717 at December 31, 2004. Customer deposits, accounts payable and accrued liabilities of $2,111,066 as compared to $1,361,239 for the corresponding period in 2004; Due to related parties was $60,929 as compared to $8,525 for the period ended December 31, 2004. Other obligations were $Nil as compared to $516,008 for the period ended December 31, 2004, and the Obligation under capital lease was $22,818 as compared to $43,094 for the period ended December 31, 2004.

The Company’s working capital as at December 31, 2005 was $8,429,106 as compared to a working capital deficit of $(248,293) as at December 31, 2004.

Accounts Receivable

The Company’s accounts receivable represents a significant percentage of the Company’s fiscal revenues due to the fact that the Company’s wholly owned Antiguan subsidiary, Action, has entered into Merchant Account Agreements with various internet payment processing companies that hold back 10% of the Company’s funds in trust and as a reserve for a period of 6 months on a revolving basis. This is done so that there are sufficient funds available to the internet payment processing companies should there be any charge-backs during the 6 month “Hold” period. This is the standard practice that is used in the Online Gaming Industry.

Player Deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

Capitalization of the Company’s Gaming Software

The types of expenses that were capitalized in 2005 were:-

		2005	2004
Rent	Cdn$	5,910	10,857
Amortization		7,677	11,977
Insurance		444	885
Interest		803	1,903
Payroll *		964,745	571,600
Professional and Consulting fees		—	62,757

	Cdn$	979,579	659,979

*?	Does not include any Stock Based Compensation Expense

?	Does not include any Salaries for Administration

?	Does not include any Salaries for Customer Service Employees

?	Payroll is directed at technically feasible programming enhancements only

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new and costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) [“Bronx”], a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. The three card games Software is equally owned by the Company and Bronx. The Company is the operator of the three card games Software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games Software.

The Company’s 60% share of revenues from the three card games Software for the year ended December 31 2005 was $727,206 as compared to $438,560 for the year ended December 31, 2004 and its 60% share of revenues for the three month period ended December 31, 2005 was $203,022 as compared to $197,652 for the immediately preceding Third Quarter period ended September 30, 2005.

The Company has paid to Bronx $484,804 representing 40% of revenues generated from the three card games Software for the year ended December 31, 2005 as compared to $292,372 for the year ended December 31, 2004. The Company has paid $135,348 to Bronx for the three month period ended December 31, 2005 as compared to $131,768 for the immediately preceding Third Quarter period ended September 30, 2005.

For the year ended December 31, 2005, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $270,000 (December 31, 2004: $180,000). For the three month period ended December 31, 2005, Kalpakian Bros. was paid $90,000 (September 30, 2005: $90,000). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers. Pursuant to a Management Services Agreement (the “Agreement”) effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST. Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services. The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement. If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options. Kalpakian Bros. may terminate the Agreement on giving four months notice.

The company shares office premises with Bronx, a related company. Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx. The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007. Subsequent to year end, Bronx exercised 300,000 share purchase warrants at $0.25 per common share to acquire 300,000 common shares of Las Vegas for total proceeds to the Company of $75,000. In the future, Bronx may either increase or decrease its investment in the Company.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, stock option compensation of $329,399 was recognized as an expense for the year period ended December 31, 2005.

Financial Instruments

(i)	Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s December 31, 2005 Audited Consolidated Statements of Operations & Deficit.

Capital Stock

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred	Exercise	Expiry Dates
		Shares	($) Price per
			common share
Issued and Outstanding
as at April 30, 2006	93,292,270	Nil	N/A	N/A
Purchase and Novation
Agreement	6,670,000	Nil	Nil	N/A
				Jun 9/06 to
Stock Options	9,519,000	Nil	$0.12 to 0.46	Dec 27/07
Brokers’ Warrants	90,000	Nil	$0.10	Oct 31/06
				Oct 31/06 to
Warrants	*12,582,750	Nil	$0.20 to $1.00	May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:		Nil
common shares	842,771	Nil	$0.65	May 13/07
share purchase warrants	421,386	Nil	$1.00	May 13/07

Fully Diluted as at April 30, 2006	123,418,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol “LVH.WT” effective at the opening on September 14, 2005. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Subsequent Events

Subsequent to the year ended December 31, 2005, a total of 402,592 employee stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $70,115 and, a total of 50,000 employee stock options at an exercise price of $0.19 per share expired.

In addition, a total of 375,000 share purchase warrants were exercised at prices ranging between $0.20 and $0.25 per common share for total proceeds to the Company of $90,000.

Subsequent to the year end, the Company donated $1,000 to the “Make A Wish Foundation”, a children’s charitable foundation, with respect to efforts being made by the Sunbeam Canada/Team Alpine and their drive across Canada in order to raise money for the Make A Wish Foundation.

The Director’s loan of $4,740 was repaid to the Company on February 9, 2006.

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a montly rent of $15,000 plus G.S.T.

Effective February 27, 2006, the Company’s common shares have been listed and trade on the Frankfurt Stock Exchange under the trading symbol “LVH”. The Company’s ISIN number is CA5176721010 and the German security code is WKN935277. The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

Subsequent to year end, the Company and Bronx determined that it would be in their best interests if Bronx would sell its interest in the three card games Software to the Company.

As Bronx and the Company have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”), to provide a valuation report and fairness opinion letter in respect to the proposed transaction. Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and LVFH its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and LVFH if:-

Bronx’s interest in the three card games Software is valued at $2,400,000; and
LVFH is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx has entered into a Purchase and Novation Agreement with the Company whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006. The closing of the transaction will take place five business days after April 28, 2006, and the 6,670,000 common shares of LVFH which shall be issued to Bronx will be restricted from trading for a period of 12 months.

This transaction shall provide the Company with an additional revenue stream.

Outlook

Industry indications and trends remain buoyant as the sector continues to enjoy solid results.

The Company is continuing to grow its multi-player product offering and expects 2006 to be another year of solid growth.

Despite accepting limited new 3rd party licensee business in Q4 because of a backlog in its software development department, the Company’s core poker business continued to grow.

With the establishment of an additional office in Armenia primarily focusing on software development, the Company expects in 2006 to both build new software products as well as meet the increased demand by third parties in a more timely manner.

The Company has made geographical diversification of both its customers and products as one of its primary objectives in 2006. The move will not only lessen the Company’s dependence on its current business derived from one specific region, it could possibly fuel strong growth by introducing “Early or First to Market” software of already recognized and popular games in specific markets not yet found on the internet. The Company has been in talks with a number of interested parties for its new products that are currently under development and expects several business opportunities to materialize in the upcoming year.

With a strong balance sheet, a growing core business and a unique product pipeline, the Company is taking the appropriate corporate steps of exploring further growth through a variety of opportunities.